SCHEDULE 13D
                                 (Rule 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Dwango North America Corp.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   267405 10 8
                                 (CUSIP Number)
                                                           - copy to -
         Robert E. Huntley                                J. Paul Quinn
c/o Gunn, Mullins & Farrell, L.L.P.                Dwango North America Corp.
 1415 North Loop West, Suite 1100                2211 Elliott Avenue, Suite 601
       Houston, Texas 77008                            Seattle, WA  98121
          (713) 869-3330                                 (206) 832-0600

-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 23, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  267405 10 8

         1.       NAME OF REPORTING PERSON
                  IRS IDENTIFICATION NO. OF REPORTING PERSON:

                           Robert E. Huntley

         2.       CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A  GROUP  (See
                  Instructions):
                  (a) [__]  (b) [__]

         3.       SEC USE ONLY

         4.       SOURCE OF FUNDS (See Instructions): PF

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [__]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION: USA

-------------------------------------------------------------------------------

  NUMBER OF              7.  SOLE VOTING POWER                   2,675,484(1)
  SHARES
  BENEFICIALLY           8.  SHARED VOTING POWER                         0
  OWNED BY EACH
  REPORTING PERSON       9.  SOLE DISPOSITIVE POWER              2,675,484(1)
  WITH
                        10.  SHARED DISPOSITIVE POWER                    0

        11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON:  2,675,484(1)

        12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): [__]

        13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  30.6%(2)

        14.       TYPE OF REPORTING PERSON (See Instructions):  IN

_____________________
     (1) Includes warrants to purchase an aggregate of 421,841 shares of common stock that are currently exercisable or that will become exercisable within the next 60 days.

     (2) Percent of class as of May 1, 2005 based on the number of shares outstanding disclosed in the Company's Quarterly Report for the quarter ended March 31, 2005.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed on February 9, 2004, by Robert E. Huntley. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Schedule 13D.

Item 1.  Security and Issuer
----------------------------

     The class of securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Dwango North America Corp. (the "Company"). The Company's principal executive offices are located at 2211 Elliott Avenue, Suite 601, Seattle, Washington 98121.

Item 2.  Identity and Background
--------------------------------

     (a)  This statement is being filed by Robert E. Huntley

     (b) The business address for Mr. Huntley is c/o Gunn, Mullins & Farrell, L.L.P., 1415 North Loop West, Suite 1100, Houston, Texas 77008.

     (c)  Mr. Huntley's principal occupation is a rancher.

     (d)  Mr. Huntley has not,  during the last five years,  been convicted of a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Mr. Huntley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Huntley is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

        Not applicable.


Item 4.  Purpose of the Transaction
-----------------------------------

     Mr. Huntley acquired the Securities for investment purposes. From time to time Mr. Huntley may acquire or dispose of some or all of the shares of Common

Stock owned by him. Mr. Huntley has no other plans which relate to or would result in the occurrence of any of the events listed in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

          (a)  Number and Percentage of Securities Owned:
               ------------------------------------------

               Aggregate  number of shares of Common Stock  beneficially  owned:
               2,675,484 (1)  Percentage: 30.6% (2)

          (b)  Type of Ownership:
               ------------------

               1.   Sole power to vote or to direct vote: 2,675,484 (1)

               2.   Shared power to vote or to direct vote: 0

               3.   Sole  power  to  dispose  or  to  direct  the   disposition:
                    2,675,484 (1)

               4.   Shared power to dispose or to direct the disposition: 0

          (c) Mr. Huntley disposed of 50,000 shares of Common Stock on the open market on May 23, 2005 at $1.61 per share and disposed of 25,000 shares of Common Stock on the open market on May 24, 2005 at $1.60 per share.

          (d) No person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Huntley.

          (e)  Not  applicable.

__________________________
     (1) Includes warrants to purchase an aggregate of 421,841 shares of common stock that are currently exercisable or that will become exercisable within the next 60 days.

     (2) Percent of class as of May 1, 2005 based on the number of shares outstanding disclosed in the Company's Quarterly Report for the quarter ended March 31, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

Not applicable.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 26, 2005

                                           /s/ Robert E. Huntley
                                           -----------------------------------
                                           Robert E. Huntley